Exhibit 99.1

ASX ANNOUNCEMENT

August 8, 2012

Genetic Technologies Receives CE Mark Approval for BREVAGen™

Melbourne, Australia; August 8, 2012: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announced today that it has received European CE Mark approval for BREVAGen™, the Company’s breast cancer risk test.  The CE Mark designation will allow BREVAGen™ to be sold in the EU and other countries that recognise the CE Mark.  The initial commercial focus will be in the key markets of France and Germany.

Breast cancer is the most common form of cancer in European women.  In 2008, annual breast cancer incidence in the European Union (EU-27) was over 330,000.  This is nearly double the incidence rate in the U.S. of just over 180,000 cases per year (cited electronically at http://globocan.iarc.fr/).  Approximately 80% of women who develop breast cancer develop non-familial or sporadic breast cancer, that is, they have little or no family history of the disease.

“The achievement of CE Mark for our flagship BREVAGen™ product is a major milestone for the Company,” stated Dr. Paul MacLeman, CEO of Genetic Technologies.  “Given the significant incidence rate of breast cancer in the EU, there is a critical need for enhanced risk assessment tools, leading to improved preventative management and surveillance.”

BREVAGen™ uses a novel approach to non-familial breast cancer risk assessment, combining validated breast cancer susceptibility genetic markers with a patient’s individual clinical risk factors to yield an integrated, more accurate risk score.  The test was launched in June 2011 in select regions in the U.S. and is currently available in 48 U.S. States.

CE Marking

Conformité Européenne, meaning European conformity, is a mandatory conformity mark for certain products placed on market in the European Economic Area including medical devices and IVD tests.  CE Marking ensures that the manufacturer’s product conforms to the essential requirements of the relevant European health, safety and environmental protection legislation.  IVD tests, in accordance with the EU directive 98/79/EC for IVDD, must be safe and function as per the manufacturer’s intended purpose.  BREVAGen’s™ CE Marking certification was conducted by MT Promedt Consulting GmbH, a globally recognised European Authorized Representative with offices in Germany and the U.S.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375.3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.  For more information, please visit http://www.brevagen.com, or http://www.brevagen.com.au

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040